

July 12, 2012

Via E-mail
Kenneth A. Black
Chief Financial Officer
First Citizens Bancshares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609

>   **Re: First Citizens Bancshares, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 7, 2012**
>   **Form 10-Q for the Quarter Ended March 31, 2012**
>   **Filed May 10, 2012**
>   **File No. 001-16715**

Dear Mr. Black:

We have reviewed your response dated May 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Risk Factors

Weakness in real estate markets…, page 9

1. We note your response to comment 1 of our letter dated April 17, 2012 that you have selected an external vendor that will gather data related to senior lien positions. Please clarify why you do not have this information readily available and revise the second paragraph of your proposed risk factor discussion to disclose the reason for this lack of

information. Further, please revise your proposed disclosure to specifically state that two-thirds of the revolving mortgage portfolio is comprised principally of loans secured by junior liens.

Reimbursements under loss share agreements…, page 9

2. We note your response to comment 2 of our letter dated April 17, 2012 that you will disclose the total losses you expect to incur and the amount you expect to receive from the FDIC under the loss share agreements in your Form 10-Q for the quarter ended June 30, 2012. Please provide the requested information in your next response letter so the staff may review your proposed disclosures.

Form 10-Q for the Quarter Ended March 31, 2012

Item 4. Controls and Procedures, page 60

3. We note your disclosure that you will implement additional controls and procedures during the second and third quarters of 2012. Please clarify whether the items that you list in the second paragraph of your response to comment 2 of our letter dated April 17, 2012 reflect these additional controls and procedures. If so, please revise your discussion in future filings to include these actions. If not, please tell us, and revise future filings to include, the additional controls and procedures that you will implement.

Item 1A. Risk Factors

Reimbursements under loss share agreements…, page 61

4. Please revise to expand your disclosure to more specifically describe the obligations imposed by the loss share agreements. In particular, please describe the "prescribed manner" for managing covered assets and disclose how frequently you must report losses and requests for reimbursement.

5. We note that during March 2012, you received communications from the SBA asserting that they are entitled to receive proportionate shares of certain amounts paid or to be paid by the FDIC to you pursuant to the Loss Share Agreement applicable to Temecula Valley Bank. Please separate this disclosure into its own section in risk factors, and revise to quantify the amounts that the SBA is claiming that they are owed.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney